GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

ONE MARINA PARK DRIVE, SUITE 900

BOSTON, MA 02210

TELEPHONE:  (617) 648-9100      FACSIMILE:  (617) 648-9199

August 4, 2014

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:                    Russell Mancuso

Thomas Jones

Re:                                 Vitae Pharmaceuticals, Inc.
Draft Registration Statement on Form S-1
Submitted June 27, 2014
CIK No. 0001157602

Dear Messrs. Mancuso and Jones:

On behalf of Vitae Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 24, 2014 relating to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on June 27, 2014 (“Draft Registration Statement No. 1”).

On July 31, 2014, the Company submitted a second Confidential Draft Registration Statement on Form S-1 (“Draft Registration Statement No. 2”).  Draft Registration Statement No. 2 was submitted solely for the purpose of filing certain exhibits for which the Company is seeking confidential treatment.

On behalf of the Company, we are also electronically transmitting for confidential submission an amended version of the Company’s Confidential Draft Registration Statement on Form S-1 (“Draft Registration Statement No. 3”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Draft Registration Statement No. 3.  The marked copy shows changes from Draft Registration Statement No. 1, as originally submitted on June 27, 2014.

In this letter, we recite the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the page of Draft Registration Statement No. 3, as applicable.

Prospectus

1.                                      Please revise your disclosure to present it from the perspective an investor who may not be an expert in your industry.  For example, your disclosure on page 1 about a Phase 1 proof-of-concept, Phase 2a clinical trial, and atopic dermatitis appears to assume that readers already know the meanings of those terms and their significance.  Also, please clarify what you mean by “BI:  Global” commercial rights in your table on page 2; do you not have any commercial rights to those products?

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comments and has incorporated changes into Draft Registration Statement No. 3 in order to address them.

Table of Contents

2.                                      Please provide us your analysis of how the penultimate sentence in the first paragraph after the table of contents and the similar disclosure on the outside back cover of your prospectus is consistent with Section 12(a)(2) of the Securities Act.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment and respectfully advises that the referenced sentences are not intended to attempt to limit any liability under Section 12(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). Consistent with Section 12(a)(2), if prior to completion of an offering any statement in Draft Registration Statement No. 3 becomes untrue in a manner that implicates the materiality standard of Section 12(a)(2), the Company intends to inform prospective investors of such fact through an amendment or supplement to Draft Registration Statement No. 3 or by other means permitted by the Securities Act. However, we have removed the referenced statements from Draft Registration Statement No. 3.

Our Company, page 1

3.                                      Please balance the statements in this section with the substance of the last sentence on page 15.  When disclosing that information here, please use concrete everyday terms that are understandable to investors who may not be experts in the regulatory process affecting your business.

RESPONSE TO COMMENT 3:

The Company acknowledges the Staff’s comment and has revised the statements on page 1 accordingly.

Our Contour Technology Platform, page 1

4.                                      Please provide us objective support for your statement of leadership.  Also, provide us objective support for your statement on page 102 regarding your “best-in-class” platform.

RESPONSE TO COMMENT 4:

The Company acknowledges the Staff’s comment with respect to the statement regarding our “best-in-class” platform and the Company has removed the reference to those words from page 102.

With respect to our statement of leadership, the Company respectfully believes that it is a leader in the field of structure-based drug discovery. A manuscript by Vitae scientists entitled “An electronic environment and contact direction sensitive scoring function for predicting affinities of protein-ligand complexes in Contour®” was accepted in July 2014 for publication in the Journal of Molecular Graphics and Modelling. This manuscript provides data that demonstrates that the scoring function of Contour software predicts binding energies of a diverse set of protein-ligand complexes with a correlation coefficient of 0.75, which is superior to 12 other of the leading and most commonly used scoring functions that were tested against this same set of protein-ligand complexes, including X-Score, GOLD, and DrugScore.  This allows the Company to select the best of its computationally designed compounds for synthesis and evaluation which makes the structure based drug discovery process more predictable and efficient, and the Company’s scoring function performed better than other ones in a direct head-to-head comparison. The comparison results are shown in Table 6 found on page 32 of the article. A manuscript of the article was published online by the Journal of Molecular Graphics and Modelling on July 28, 2014 and a hard copy of the article is attached as Appendix B.  Consequently, the Company has revised the disclosures on pages 1, 54 and 74 of Draft Registration Statement No. 3 to reflect its belief that it is a leader in the field of structure-based drug discovery.

Financial Overview, page 5

5.                                      Please highlight in the prospectus summary your statement on page 55 that you anticipate net losses for the next several years.

RESPONSE TO COMMENT 5:

The paragraph entitled “Financial Overview” on page 5 in Draft Registration Statement No. 3 has been revised to include a statement that the Company anticipates net losses for the next several years.

Emerging Growth Company Status, page 6

6.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE TO COMMENT 6:

In accordance with Rule 418(b) promulgated under the Securities Act and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83), we have submitted in hard copy form as Appendix A to the hard copy of this letter delivered to you, the “testing-the-water” presentation that the Company used in reliance on Section 5(d) of the Securities Act. The Company has not presented any other written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on our behalf.

The Company respectfully advises the Staff that the underwriters of its initial public offering have confirmed that no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s initial public offering.

Summary Financial Data, page 9

7.                                      We note here and throughout the filing that you have presented pro forma adjustments relating to the automatic conversion for all of your outstanding shares of preferred stock into shares of common stock.  We further note from page F-23 that such conversions will occur immediately upon an initial public offering yielding aggregate proceeds of at $35,000,000.  Please tell us why you believe these pro forma adjustments are factually supportable by confirming to us that you presently expect the offering to meet such conditions.  If management subsequently concludes the conditions may not be satisfied, please revise the filing accordingly.

RESPONSE TO COMMENT 7:

The Company acknowledges the Staff’s comments and has revised the assumptions under the “Offering” section on page 8 accordingly.  The Company presently expects conversion of its outstanding preferred stock in connection with the consummation of this offering either through satisfaction of the conditions for automatic conversion or with the consent of the requisite preferred stock holders and, if the Company subsequently concludes differently, the disclosure will be revised accordingly.

Risk Factors, page 11

8.                                      Please provide an analysis as to whether the registrant meets the definition of “investment company” under Section 3(a) of the Investment Company Act of 1940 and, if so, whether the registrant is excepted from this definition or is otherwise exempt from registering with the Commission as an investment company.  In your response, please provide us with sufficient detail to assess your analysis.

RESPONSE TO COMMENT 8:

The Company acknowledges the Staff’s comments and respectfully advises that Section 3(a)(1)(C) of the Investment Company Act (the “Act”) defines an investment company as an issuer (i) “engaged … in the business of investing, reinvesting, owning, holding, or trading in securities” and (ii) whose assets are at least 40% investment securities. However, Section 3a-8 of the Act exempts from this definition any issuer if “(1) Its research and development expenses, for the last four fiscal quarters combined, are a substantial percentage of its total expense for the same period; (2) Its net income derived from investments in securities, for the last four fiscal quarters combined, does not exceed twice the amount of its research and development expenses for the same period; (3) Its expenses for investment advisory and management activities, investment research and custody, for the last four fiscal quarters, combined, do not exceed five percent of its total expenses for the same period; (4) Its investments in securities are capital preservation investments, except that: (i) No more than 10 percent of the issuer’s total assets may consist of other investments, or (ii) No more than 25 percent of the issuer’s total assets may consist of other investments, provided that at least 75 percent of such other investments are investments made pursuant to a collaborative research and development arrangement; (5) It does not hold itself out as being engaged in the business of investing, reinvesting or trading in securities, and it is not a special situation investment company; (6) It is primarily engaged, directly, through majority-owned subsidiaries, or through companies which it controls primarily, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, as evidenced by: (i) The activities of its officers, directors and employees; (ii) Its public representations of policies; (iii) Its historical development; and (iv) an appropriate resolution of its board of directors, which resolution or action has been recorded contemporaneously in its minute books or comparable documents; and (7) Its board of directors has adopted a written investment policy with respect to the issuer’s capital preservation investments.”

The Section 3a-8 exemption applies in this case because the Company meets all of the required criteria as follows: (1) the Company’s research and development expenses for the last four fiscal quarters ending June 30, 2014 combined were $16.8 million, which represents 75.8% of the Company’s total expenses of $22.1 million for the same period; (2) the Company’s net income derived from investments in securities, for the last four fiscal quarters ending June 30, 2014 combined, was 0.3% of the Company’s total research and development expenses for the same period; (3) the Company did not incur any expenses for investment advisory or management activities or for investment research or custody for the last four fiscal quarters ending June 30, 2014 combined; (4) as of June 30, 2014, all of the Company’s investments in securities are capital preservation investments; (5) the Company is a clinical-stage biotechnology company and all of its employees are focused on discovering and developing novel small molecule therapeutics for the treatment of hard-to-drug diseases, as described in Draft Registration Statement No. 3; (6) the Company is primarily engaged, directly and primarily in a business other than that of investing, reinvesting, owning, holding, or trading in securities, namely the discovery and development of novel small molecule therapeutics, as evidenced by the fact that (a) the Company’s Board of

Directors has approved resolutions stating that it is the intention of the Company to be engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities and that the Company shall take all steps and precautions reasonably necessary to avoid being deemed an investment company under the Act, and, (b) as noted above and in the Draft Registration Statement No. 3, all of the Company’s employees are dedicated solely to such efforts; and (7) the Company’s Board of Directors has approved an investment policy that has a stated primary objective of capital preservation.

Consequently, prior to and following the closing of the offering, the Company does not believe its business is or will be an “investment company” as defined in Section 3(a)(1) of the Act.

Information Regarding Forward-Looking Statements, page 44

9.                                      You may not disclaim responsibility for your disclosure.  Please revise the second sentence after the list of bullet points in this section accordingly.

RESPONSE TO COMMENT 9:

The Company acknowledges the Staff’s comment and has removed the relevant disclaimer from page 44.

Use of Proceeds, page 46

10.                               Please expand the disclosure in the second paragraph of this section to discuss the amount of proceeds from this offering that you intend to devote to the development of VTP-43742, VTP-38443 and VTP-38543.  In this regard, please clarify the phases of development that you intend will be completed with that amount of proceeds.  Also:

•                  please expand the third paragraph of this section to disclose the amounts that you will need to complete the development of VTP-43742, VTP-38443 and VTP-38543; see the requirements of Instruction 3 to Regulation S-K Item 504.

•                  disclose the amount of proceeds to be used for “debt maintenance,” and include the disclosure required by Instruction 4 Regulation S-K Item 504.

RESPONSE TO COMMENT 10:

The Company acknowledges the Staff’s comment and has revised the “Use of Proceeds” section accordingly.

Capitalization, page 48

11.                               Please revise your capitalization table to remove cash, cash equivalents, and marketable securities as it is not part of your capitalization.

RESPONSE TO COMMENT 11:

The Company acknowledges the Staff’s comment and has removed cash, cash equivalents, and marketable securities from the capitalization table.

Critical Accounting Policies and Significant Judgments and Estimates, page 61

Stock-Based Compensation, page 64

12.                               Please tell us the estimated initial public offering price range.  To the extent that there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please tell us in your response the significant factors contributing to the difference.

RESPONSE TO COMMENT 12:

The Company acknowledges the Staff’s comments.  At this time, the Company is not able to make a conclusive determination regarding the significant factors contributing to the difference between the estimated initial public offering price range and the fair value determined as of the date of the last option grant because the price of the offering or a bona fide initial public offering price range is not yet known.  The Company respectfully advises the Staff that it will provide the requested information as soon as practicable after it determines an estimate initial public offering price range with the underwriters.

13.                               We note that, in the last paragraph on page 65, you disclose the conclusions of a third party regarding the value of your common stock.  Please revise the disclosure to name the third party, and include the third party’s consent as an exhibit to this registration statement.

RESPONSE TO COMMENT 13:

The Company has revised the disclosures on page 65 to clarify that the fair value of the underlying common stock was determined by its Board of Directors based, in part, on a third party valuation report. Consequently, such third party has not been named in the prospectus and no consent has been filed.

Immuno-Oncology Program, page 101

14.                               If the clinical experience, clinical successes and clinical results that you describe in the section are not the results of your clinical studies, please revise to remove any implication to the contrary.  Also, please tell us whether the third party results that you cite are publicly available.

RESPONSE TO COMMENT 14:

The Company acknowledges the Staff’s comments and has revised the language on page 101 accordingly. The third party results referenced in the disclosure are publicly available.

Intellectual Property, page 106

15.                               We note the paragraph following the list of bullet points in this section.  Please clarify what you mean by “national-phase” applications and whether the grant of a patent by any one country is enforceable in every other country that signed the treaty.

RESPONSE TO COMMENT 15:

The Company acknowledges the Staff’s comments and has revised the language on page 108 to clarify the meaning of the reference to “national-phase”.

United States Government Regulation, page 110

16.                               On page 111 you refer to the phases solely by number; however, in other sections of your document, you refer to phases by number and letter, like your reference to a phase 2a trial on page 74.  Please clarify the purpose and significance of the addition of the letter reference.

RESPONSE TO COMMENT 16:

The Company acknowledges the Staff’s comments and has revised the language in Draft Registration Statement No. 3 to refer to phases of clinical trials only by number and not by letter.

Other Healthcare Laws, page 114

17.                               We note the last sentence of the first paragraph.  Please clarify which of the disclosed laws currently are applicable to you given your current activity.

RESPONSE TO COMMENT 17:

The Company acknowledges the Staff’s comments and has revised the language to clarify which of the disclosed laws currently apply to the Company’s activities.

Management, page 119

18.                               Please tell us whether the table on page 119 includes the “key scientific personnel” mentioned on page 5 and the “scientific co-founders” mentioned on page 33.  If not, please provide us your analysis of how you complied with Regulation S-K Item 401(c).

RESPONSE TO COMMENT 18:

The Company acknowledges the Staff’s comments and respectfully advises that none of the Company’s scientific personnel in their individual capacity, other than Richard Gregg, M.D. (who is an executive officer and is listed in the table on page 119), make or are expected to make significant contributions to the business of the Company.  Rather it is the collective effort of all of the Company’s scientific personnel, working together, that is and will be significant to the Company’s ability to meet its business objectives.  Consequently the Company has not identified or disclosed the background of any of its scientific personnel in Draft Registration Statement No. 3, other than Dr. Gregg. Further, none of the Company’s scientific co-founders are actively involved in the daily activities of the business and therefore the prior reference to them has been removed from Draft Registration Statement No. 3.

Non-Employee Director Compensation, page 124

19.                               Please disclose the exercise prices of the options that you mention in this section.

RESPONSE TO COMMENT 19:

The Company acknowledges the Staff’s comment and has made the requested disclosures on pages 124 and 125.

Executive Compensation, page 126

20.                               Please tell us, with a view to disclosure, the consideration that Ms. Fiumenero received under your agreements with her due to the termination of employment mentioned in footnote (5) on page 126.

RESPONSE TO COMMENT 20:

The Company has revised footnote (5) on page 126 to clarify that Ms. Fiumenero voluntarily resigned from the Company.  Due to the fact that she resigned, she was not entitled to receive, and did not receive, any consideration from the Company in connection with the termination of her employment.

Outstanding Equity Awards, page 128

21.                               Please tell us the milestones and the ninth anniversary date mentioned in footnote 13.  Also provide us your analysis of whether this information must be disclosed in your prospectus and whether the related agreement must be filed as an exhibit.

RESPONSE TO COMMENT 21:

The Company acknowledges the Staff’s comment and plans to file a form of the performance based restricted stock award agreement.  However, in accordance with Instruction 2 to Item 402(e)(1) of Regulation S-K, which provides that Instruction 4 to Item 402(b) of Regulation S-K applies to disclosures made pursuant to paragraph (e)(1), the Company has not disclosed “target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the Board of Directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.” The Company respectfully submits that the milestones are confidential commercial and financial information and disclosure would cause significant harm to the Company.  In this regard, Question 3.04 of Division of Corporation Finance Guidance Regarding Item 402 of Regulation S-K cites certain case law establishing that certain information would be exempt from disclosure if (i) the information sought to be shielded would customarily not be released to the public and (ii) disclosure of such information would harm a specific interest that Congress sought to protect by enacting the exemption. The holding of National Parks & Conservation Ass’n v. Morton, 162 U.S. App. D.C. 223, 498 F.2d 765 (D.C. Cir. 1974), recognized that the need to safeguard persons submitting such data to the government from the competitive harms that might result from general publication is a protected interest. Furthermore, the National Parks case established that a commercial or financial matter is “confidential” if “disclosure of the information is likely … to cause substantial harm to the competitive position of the person from whom the information is obtained.”

The Company respectfully submits that the milestones and dates mentioned in footnote 13 constitute confidential commercial and financial information that the Company neither has released to the public nor intends to release or otherwise disclose to the public in the future.  The Company believes that this information is confidential and, if disclosed, would result in competitive harm to the Company within the meaning of Exemption 4 of the Freedom of Information Act and consistent with the applicable case law interpretations of competitive harm.  The specific terms of how the Company compensates its executive officers are based, in part, on the Company’s internal and strategic projections that would provide key indications of the Company’s past, current and future research and development activities and financial outlook.  These targets provide insight into the Company’s future research and development and strategic activities that the Company’s competitors could use to compete more efficiently with the Company.  To disclose the specific compensation milestones of Mr. Hatfield would provide the Company’s competitors and other third parties with detailed information that is not currently publicly available.  This information would provide these persons with unfair bargaining leverage afforded by a detailed insight into the Company’s strategic business goals and ability (or inability) to be flexible in achieving these goals, as well as an unfair insight into the expectations for management regarding the Company’s business.

Consistent with People for the Ethical Treatment of Animals v. United States Department of Agriculture, 2005 WL 1241141 (Dist. D.C. 2005), where the release of financial information, was determined to be likely to cause substantial competitive harm, the disclosure of the specific milestones upon which some of the compensation of the Company’s CEO is based would provide the Company’s competitors and other third parties with the Company’s confidential objectives which could be exploited by such parties to the Company’s detriment.

22.                               With a view toward clarified disclosure, please tell us whether each unit mentioned in footnote 14 will become one share of outstanding common stock in connection with this offering.

RESPONSE TO COMMENT 22:

The Company acknowledges the Staff’s comment and we have added a qualifying disclosure to footnote 14 to address it.

Collaboration Agreements, page 141

23.                               Please disclose the number of preferred shares that you sold to the related party for $30 million and the rate at which those preferred shares convert into common.

RESPONSE TO COMMENT 23:

The Company acknowledges the Staff’s comment and has revised the language on page 141 to disclose the requested information.

24.                               From your exhibit index, it appears that the agreements were amended multiple times.  Please disclose the material terms of the amendments, including the reasons for the amendments and consideration provided by the parties.

RESPONSE TO COMMENT 24:

The Company acknowledges the Staff’s comment and has revised the descriptions of the agreements with Boehringer Ingelheim GmbH (“BI”) included in the “Business” section of Draft Registration Statement No. 3 to incorporate the requested disclosures.

Voting Agreement, page 141

25.                               In this subsection and the next subsection of your prospectus, please identify the parties to the disclosed agreement who are related persons as defined in Regulation S-K Item 404.  Also, please tell us why you do not describe the other provisions of exhibit 4.2 to this registration statement.

RESPONSE TO COMMENT 25:

The Company respectfully acknowledges the Staff’s comments and has revised the disclosure in the “Certain Relationships and Related Party Transactions” section of Draft Registration Statement No. 3 to identify the parties to the disclosed agreement who are related persons.  The Company respectfully advises the Staff that the material terms of the investors’ rights agreement submitted as Exhibit 4.2, other than the registration rights, will terminate in accordance with its terms upon the closing of the offering. The Company refers the Staff to Section 2.12 of the investors’ rights agreement.  As such, the Company has not described the other provisions of Exhibit 4.2 in Draft Registration Statement No. 3.

Principal Stockholders, page 143

26.                               Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of Venrock, Boehringer Ingelheim International GmbH and Allergan, Inc.

RESPONSE TO COMMENT 26:

The Company acknowledges the Staff’s comment.  The Company has been informed by each of BI, Allergan, Inc. (“Allergan”) and the Venrock III family of funds (as defined below) that no single natural person can exercise voting or investment power with respect to the securities owned by such entities.

With respect to BI, the Company respectfully advises that H. Boehringer Sohn AG & Co. KG (“CHBS”) is the ultimate parent entity of the Boehringer Ingelheim group of companies to which BI is a part of.  The Company has been informed that currently (i) no individual direct or indirect shareholder of CHBS has beneficial ownership of 25% or more in the shareholders equity of CHBS; (ii) no individual shareholder of CHBS has voting rights of 25% or more in the shareholders assembly of CHBS; (iii) no three shareholders hold a majority of the voting rights in CHBS; (iv) there are no contractual vote pooling arrangements with respect to the voting rights in CHBS; and (v) the general partner of CHBS, Boehringer AG, does not currently hold an equity participation nor voting rights in CHBS.

With respect to Allergan, the Company respectfully advises the Staff that Allergan is a publicly-traded corporation, with its common stock traded on the New York Stock Exchange.  Voting and investment power of the shares beneficially owned by Allergan is controlled by its board of directors, which according to Allergan’s website consists of 9 individuals.  Allegan’s board of directors is elected by its public stockholders. According to Allergan’s definitive proxy statement filed with the Commission on March 26, 2014, no three stockholders held the majority of the outstanding common stock of Allergan as of March 11, 2014.

With respect to Venrock, the Company respectfully advises the Staff that each of Venrock Associates III, L.P. (“VA III”) and Venrock Entrepreneurs Fund III, L.P. (“VEF”) has a sole general partner that is a limited liability company with multiple members and Venrock Associates (“VA” and collectively with VA III and VEF, the “Venrock III family of funds”) has multiple general partners.  The voting or disposition of the Venrock III family of funds’ portfolio securities requires the approval of a majority of such members or general partners, as applicable.

Consistent with the “rule of three” first articulated in the no-action letter to Southland Corp. (August 10, 1987), when a majority of three or more individuals is required to make voting or investment decisions, none of the individuals is deemed to be a beneficial owner of the security. Rule 13d-1 provides that a beneficial owner is anyone who has or shares voting or investment power with respect to a security. Therefore, the Company respectfully submits that no natural person within BI, Allergan or the Venrock III family of funds has or shares voting or investment power with respect to the securities owned by them, respectively.

Warrants, page 147

27.                               Please disclose the number of shares into which the warrants will be exercisable upon completion of this offering.  If the exercise prices will be adjusted as a result of this offering, please also disclose the adjusted exercise prices.

RESPONSE TO COMMENT 27:

The Company acknowledges the Staff’s comment and has revised the relevant language on page 147 to include the requested disclosure.

Material United States Tax Considerations to Non-U.S. Holders, page 152

28.                               You may not disclaim responsibility for your disclosure.  Please revise the first sentence of the last paragraph on page 152.

RESPONSE TO COMMENT 28:

In response to the Staff’s comment, the Company has revised the disclosure on page 152, as requested.

No Sale of Similar Securities, page 157

29.                               Please tell us the number of securities in this offering to be sold pursuant to the programs mentioned in clause (c) of the penultimate paragraph of this section.

RESPONSE TO COMMENT 29:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that no “friends and family” or other directed share program is currently contemplated. Consequently the Company has removed the reference to such a program in clause (c) of the referenced section.

Where you can find more information, page 163

30.                               Please tell us the purpose of your statement that “information on the SEC’s website is not part of this prospectus.”  Your registration statement will be on the Commission’s website.

RESPONSE TO COMMENT 30:

The Company acknowledges the Staff’s comment and has revised the language on page 163 accordingly.

Consolidated Financial Statements, page F-1

Statement of Cash Flows, page F-7

31.                               We note here and on page F-36 that you present the line item “proceeds from the issuance of common stock, net of repurchases” in your statement of cash f lows.  Please explain to us how your current presentation complies with FASB ASC 230-10 paragraphs 45-7 through 9 and 45-14 through 15.  Please revise your filings as necessary.

RESPONSE TO COMMENT 31:

The Company acknowledges the guidance in FASB ASC 230-10 paragraphs 45-7 through 9 and 45-14 through 15 and notes that for the years ended December 31, 2013 and December 31, 2012, gross proceeds from the issuance of common stock were $75,685 and $52,962, respectively and repurchases for those years were $4,923 and $39,605, respectively.  For the periods ended March 31, 2014 and March 31, 2013 gross proceeds from the issuance of common stock were $18,294 and $4,610, respectively and repurchases for those periods were $0 and $2,500, respectively.  As such, the Company concluded that the amounts were not material to a reader of the financial statements and presented them on a net basis in the statement of cash flows.  To the extent the amounts become material in the future, the Company will present them separately.

Note 3. Net Income per Common Share, page F-18

32.                               We note the reconciliation of net income to net income attributable to common stockholders.  Tell us how you considered the guidance in SAB Topic 6-B in concluding on the appropriate presentation of net income attributable to common stockholders on the face of the statements of operations.

RESPONSE TO COMMENT 32:

The Company acknowledges the guidance in SAB Topic 6-B, which indicates that income or loss applicable to common stock should be reported on the face of the income statement when it is materially different in quantitative terms from reported net income or loss or when it is indicative of significant trends or other qualitative considerations.  Further, the amount to be reported should be computed for each period as net income or loss less dividends on preferred stock, including undeclared dividends if cumulative.  The Company notes that its preferred stock is entitled to receive annual, non-cumulative dividends only when and if declared by its Board of Directors.  The Company also notes that its Board of Directors has not declared any dividends.  For the years ended December 31, 2013 and 2012, where the Company reported net income, it is required to utilize the two-class method to compute net income per common share.  The two-class method requires a hypothetical allocation of earnings to the preferred stock as if the non-cumulative dividends had been declared and the earnings had been distributed.  For this reason alone the Company presented in footnote 3, net income attributable to common stockholders.

Note 10. Collaborative Research Agreements, page F-28

33.                               We note that you amended the BACE agreement with BI in December 2012 and that you considered this amendment to be a new arrangement and not an amendment to the original agreement.  Please tell us what factors you considered in making the determination that this arrangement is new and should be accounted for separately.  Refer to the guidance in FASB ASC 605-25.

RESPONSE TO COMMENT 33:

As indicated in Footnote 10 on page F-29, the BACE agreement was amended in December 2012.  The primary impact of the amendment was to expand the definition of “Core Indication” in the original BACE Agreement entered into in June 2009 to cover several additional indications, including type 2 diabetes, obesity, metabolic syndrome, dyslipidemia, hypertension and reduction of cardiovascular events.  The original license granted to BI in June 2009 only covered Alzheimer’s Disease.  As consideration for the expansion of the license, the Company received an up-front payment of $4,000,000 and was obligated to provide 10 full-time equivalent employees (“FTEs”) per month from June 2013 to June 2014.  In addition to the up-front payment, the Company is entitled to receive milestones and royalties if any compound for the new indications achieves the milestone and royalty targets included in the original BACE agreement.

As indicated in Footnote 2, effective January 1, 2011, the Company adopted on a prospective basis Accounting Standards Update (“ASU”) 2009-13, Multiple-Deliverable Revenue Arrangements, which amended ASC 605-25, Revenue Recognition: Multiple-Element Arrangements.  While ASU 2009-13 stated that, for entities that adopted the guidance on a prospective basis, the provisions should be applied to new and materially modified arrangements from the date of adoption forward, ASU 2009-13 did not provide a definition of or factors to consider in determining whether contracts have been materially modified. In connection with its deliberations for Emerging Issues Task Force (“EITF”) 08-1, Revenue Arrangements with Multiple Deliverables, the EITF concluded that the determination of whether a contract has been materially modified should be based on the relevant facts and circumstances and is a matter of professional judgment.

In concluding that the December 2012 amendment was effectively a new arrangement, the Company considered that there were no changes to the nature or timing of the existing deliverables in the initial 2009 BACE agreement.  All initial funding, FTE payments and related deliverables and milestones for the initial license remained unchanged.  Expanding the license for additional indications and providing additional FTEs related to the new indications constituted the delivery of additional products and services and, therefore, the Company concluded that the December 2012 amendment was more akin to a new arrangement.

Exhibits and Financial Statement Schedules, page II-7

34.                               Exhibit 10.24 appears to be missing exhibit E. Please file the complete exhibit.

RESPONSE TO COMMENT 34:

The Company has included a complete copy of the Loan and Security Agreement referenced in Exhibit 10.23, including a copy of Exhibit E thereto, in connection with its submission of Draft Registration Statement No. 3.

35.                               Please file as an exhibit the lease agreement mentioned on page 118.

RESPONSE TO COMMENT 35:

The Company has included the lease agreement mentioned on page 118 as Exhibit 10.28 to Draft Registration Statement No. 3.

*       *       *       *       *

Please do not hesitate to contact me at (617) 648-9100 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Keith J. Scherer

Keith J. Scherer
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc: Jeffrey S. Hatfield, Vitae Pharmaceuticals, Inc.
Jay K. Hachigian, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Appendix A

“Testing-the-Water” Presentation

Appendix B

[See attached article entitled “An electronic environment and contact direction sensitive scoring function for predicting affinities of protein-ligand complexes in Contour®”, accepted for publishing in July 2014 by the Journal of Molecular Graphics and Modelling]